Exhibit 99.2
CELESTICA INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions of U.S. dollars)
(unaudited)

	Note	December 31 2022	September 30 2023

Assets
Current assets:
Cash and cash equivalents		$374.5	$353.1
Accounts receivable	4	1,393.5	1,599.0
Inventories	5&12	2,350.3	2,261.1
Income taxes receivable		5.9	9.6
Other current assets	10&12	202.8	202.9
Total current assets		4,327.0	4,425.7

Property, plant and equipment		371.5	394.5
Right-of-use assets		138.8	157.8
Goodwill		321.8	321.5
Intangible assets		346.5	317.6
Deferred income taxes		68.9	74.5
Other non-current assets	10	53.5	53.7
Total assets		$5,628.0	$5,745.3

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and lease obligations	6	$52.2	$51.2
Accounts payable		1,440.8	1,322.6
Accrued and other current liabilities	5&10	1,462.2	1,639.6
Income taxes payable		82.1	60.6
Current portion of provisions		17.9	22.6
Total current liabilities		3,055.2	3,096.6

Long-term portion of borrowings under credit facility and lease obligations	6	733.9	739.1
Pension and non-pension post-employment benefit obligations		77.0	79.4
Provisions and other non-current liabilities		32.5	43.0
Deferred income taxes		51.7	50.9
Total liabilities		3,950.3	4,009.0

Equity:
Capital stock	7	1,714.9	1,678.1
Treasury stock	7	(18.5)	(54.8)
Contributed surplus		1,063.6	1,055.2
Deficit		(1,076.6)	(916.2)
Accumulated other comprehensive loss		(5.7)	(26.0)
Total equity		1,677.7	1,736.3
Total liabilities and equity		$5,628.0	$5,745.3

Commitments and Contingencies (notes 8 and 11). Subsequent event (note 7).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

		Three months ended		Nine months ended
		September 30		September 30
	Note	2022	2023	2022	2023

Revenue	3	$1,923.3	$2,043.3	$5,207.4	$5,820.5
Cost of sales	5	1,755.6	1,836.6	4,757.3	5,265.2
Gross profit		167.7	206.7	450.1	555.3
Selling, general and administrative expenses		66.1	56.9	202.8	203.9
Research and development		11.6	16.9	31.8	43.3
Amortization of intangible assets		10.0	9.9	29.9	29.8
Other charges, net of recoveries	8	1.6	5.6	3.9	13.7
Earnings from operations		78.4	117.4	181.7	264.6
Finance costs	6	17.5	18.3	40.4	62.1
Earnings before income taxes		60.9	99.1	141.3	202.5
Income tax expense (recovery)	9
Current		28.9	16.9	65.9	46.7
Deferred		(13.7)	2.0	(27.7)	(4.6)
		15.2	18.9	38.2	42.1
Net earnings for the period		$45.7	$80.2	$103.1	$160.4

Basic earnings per share		$0.37	$0.67	$0.83	$1.33
Diluted earnings per share		$0.37	$0.67	$0.83	$1.33

Shares used in computing per share amounts (in millions):
Basic		123.1	119.3	123.9	120.4
Diluted		123.2	119.6	124.0	120.5

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions of U.S. dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2022	2023	2022	2023

Net earnings for the period	$45.7	$80.2	$103.1	$160.4
Other comprehensive income (loss), net of tax:
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	(5.6)	(1.6)	(13.5)	(6.2)
Changes from currency forward derivative hedges	(10.7)	(9.8)	(16.2)	(15.2)
Changes from interest rate swap derivative hedges	11.0	0.2	26.5	1.1
Total comprehensive income for the period	$40.4	$69.0	$99.9	$140.1

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)
(unaudited)

	Note	Capital stock (note 7)	Treasury stock (note 7)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance -- January 1, 2022		$1,764.5	$(48.9)	$1,029.8	$(1,255.6)	$(26.8)	$1,463.0
Capital transactions:	7
Issuance of capital stock		0.6	—	(0.5)	—	—	0.1
Repurchase of capital stock for cancellation(b)		(34.2)	—	14.1	—	—	(20.1)
Purchase of treasury stock for stock-based compensation (SBC) plans (c)		—	(11.1)	—	—	—	(11.1)
Equity-settled SBC		—	35.0	2.9	—	—	37.9
Total comprehensive income (loss):
Net earnings for the period		—	—	—	103.1	—	103.1
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations		—	—	—	—	(13.5)	(13.5)
Changes from currency forward derivative hedges		—	—	—	—	(16.2)	(16.2)
Changes from interest rate swap derivative hedges		—	—	—	—	26.5	26.5
Balance -- September 30, 2022		$1,730.9	$(25.0)	$1,046.3	$(1,152.5)	$(30.0)	$1,569.7

Balance -- January 1, 2023		$1,714.9	$(18.5)	$1,063.6	$(1,076.6)	$(5.7)	$1,677.7
Capital transactions:	7
Issuance of capital stock (d)		0.5	—	(0.2)	—	—	0.3
Repurchase of capital stock for cancellation	7	(37.3)	1.8	9.9	—	—	(25.6)
Purchase of treasury stock for SBC plans (e)		—	(53.7)	—	—	—	(53.7)
SBC cash settlement	7	—	—	(49.8)	—	—	(49.8)
Equity-settled SBC		—	15.6	31.7	—	—	47.3
Total comprehensive income (loss):
Net earnings for the period		—	—	—	160.4	—	160.4
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations		—	—	—	—	(6.2)	(6.2)
Changes from currency forward derivative hedges		—	—	—	—	(15.2)	(15.2)
Changes from interest rate swap derivative hedges		—	—	—	—	1.1	1.1
Balance -- September 30, 2023		$1,678.1	$(54.8)	$1,055.2	$(916.2)	$(26.0)	$1,736.3
(a)Accumulated other comprehensive loss is net of tax.
(b)Consists of $22.6 paid to repurchase subordinate voting shares (SVS) for cancellation under our normal course issuer bid (NCIB) during the first nine months of 2022, and an accrual of $5.0 as of September 30, 2022 for the contractual maximum spend for SVS repurchases for cancellation under an automatic share purchase plan (ASPP) executed in September 2022, offset in part by the reversal of $7.5 accrued as of December 31, 2021 for the estimated contractual maximum number of permitted SVS repurchases (Contractual Maximum Quantity) for cancellation under an ASPP executed in December 2021 for such purpose (see note 7).
(c)Consists of $44.9 paid to repurchase SVS for delivery obligations under our SBC plans during the first nine months of 2022, offset in part by the reversal of $33.8 accrued as of December 31, 2021 for the estimated Contractual Maximum Quantity under a separate ASPP executed in December 2021 for such purpose (see note 7).
(d)In June and August 2023, we issued 11.8 million and 6.8 million SVS, respectively, upon conversion of an equivalent number of our multiple voting shares, with nil impact (individually or in the aggregate) on our aggregate capital stock amount (see note 7).
(e)Consists of $47.2 paid to repurchase SVS for delivery obligations under our SBC plans during the first nine months of 2023, and an accrual of $6.5 as of September 30, 2023 for the estimated Contractual Maximum Quantity under an ASPP executed in September 2023 for such purpose (see note 7).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

		Three months ended		Nine months ended
		September 30		September 30
	Note	2022	2023	2022	2023

Cash provided by (used in):
Operating activities:
Net earnings for the period		$45.7	$80.2	$103.1	$160.4
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization		35.5	39.4	107.3	117.1
Equity-settled employee SBC expense	7	9.0	12.9	36.8	45.8
Total return swap fair value adjustments		—	(29.4)	—	(34.2)
Other charges	8	—	3.4	0.9	6.3
Finance costs		17.5	18.3	40.4	62.1
Income tax expense		15.2	18.9	38.2	42.1
Other		1.7	(3.2)	4.1	3.7
Changes in non-cash working capital items:
Accounts receivable		49.4	(295.3)	98.6	(205.5)
Inventories		(222.4)	84.5	(724.0)	89.2
Other current assets		(3.2)	(6.6)	(42.3)	22.7
Accounts payable, accrued and other current liabilities and provisions		156.5	186.3	591.6	53.0
Non-cash working capital changes		(19.7)	(31.1)	(76.1)	(40.6)
Net income tax paid		(30.5)	(21.0)	(58.1)	(71.8)
Net cash provided by operating activities		74.4	88.4	196.6	290.9

Investing activities:
Purchase of computer software and property, plant and equipment		(38.7)	(27.0)	(76.7)	(92.2)
Proceeds related to the sale of assets		—	0.8	0.1	1.7
Net cash used in investing activities		(38.7)	(26.2)	(76.6)	(90.5)

Financing activities:
Repayments under term loans	6	(4.6)	(4.6)	(13.7)	(13.8)
Lease payments		(13.0)	(12.8)	(36.1)	(36.9)
Issuance of capital stock		—	0.3	0.1	0.3
Repurchase of capital stock for cancellation	7	(5.0)	—	(22.6)	(25.6)
Purchase of treasury stock for stock-based plans	7	—	(42.0)	(44.9)	(47.2)
Proceeds from partial TRS settlement	10	—	5.0	—	5.0
SBC cash settlement	7	—	—	—	(49.8)
Finance costs paid(a)	6	(15.3)	(15.7)	(33.5)	(53.8)
Net cash used in financing activities		(37.9)	(69.8)	(150.7)	(221.8)

Net decrease in cash and cash equivalents		(2.2)	(7.6)	(30.7)	(21.4)
Cash and cash equivalents, beginning of period		365.5	360.7	394.0	374.5
Cash and cash equivalents, end of period		$363.3	$353.1	$363.3	$353.1
(a)Finance costs paid in the three and nine months ended September 30, 2023 include $0.4 in debt issuance costs (three and nine months ended September 30, 2022 — nil and $0.8, respectively).
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Ontario with its corporate headquarters located in Toronto, Ontario, Canada. Celestica’s subordinate voting shares (SVS) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

2.             BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements for the period ended September 30, 2023 (Q3 2023 Interim Financial Statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS), in each case as issued by the International Accounting Standards Board (IASB), and reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as of September 30, 2023 and our financial performance, comprehensive income and cash flows for the three and nine months ended September 30, 2023 (referred to herein as Q3 2023 and YTD 2023, respectively). The Q3 2023 Interim Financial Statements should be read in conjunction with our 2022 audited consolidated financial statements (2022 AFS), which are included in our Annual Report on Form 20-F for the year ended December 31, 2022. The Q3 2023 Interim Financial Statements are presented in United States (U.S.) dollars, which is also Celestica's functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

The Q3 2023 Interim Financial Statements were authorized for issuance by our board of directors on October 25, 2023.

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts (including, in recent periods, the prolonged impact of global supply chain constraints), historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment also impacts certain estimates and discount rates necessary to prepare our consolidated financial statements, including significant estimates and discount rates applicable to the determination of the recoverable amounts used in the impairment testing of our non-financial assets. Our assessment of these factors forms the basis for our judgments on the carrying values of our assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may also impact future periods.

Our review of the estimates, judgments and assumptions used in the preparation of the Q3 2023 Interim Financial Statements included those relating to, among others: our determination of the timing of revenue recognition, the determination of whether indicators of impairment existed for our assets and cash generating units (CGUs1), our measurement of deferred tax assets and liabilities, our estimated inventory write-downs and expected credit losses, and customer creditworthiness. Any revisions to estimates, judgments or assumptions may result in, among other things, write-downs, accelerated depreciation or amortization, or impairment of our assets or CGUs, and/or adjustments to the carrying amount of our accounts receivable and/or inventories, or to the valuation of our deferred tax assets, any of which could have a material impact on our financial performance and financial condition.

1 CGUs are the smallest identifiable group of assets that cannot be tested individually and generate cash inflows that are largely independent of those of other assets or groups of assets, and can be comprised of a single site, a group of sites, or a line of business.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
Accounting policies:

Except for: (i) Amendments to IAS 1 and IFRS Practice Statement 2, IAS 8, and IAS 12; and (ii) IFRS 17, each adopted as of January 1, 2023 as described below, the Q3 2023 Interim Financial Statements are based on accounting policies consistent with those described in note 2 to our 2022 AFS.

Recently adopted accounting standards and amendments:

Making Materiality Judgements (Amendments to IAS 1 and IFRS Practice Statement 2)

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 “Making Materiality Judgements”, which provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their material accounting policies and adding guidance on how entities are to apply the concept of materiality in making decisions about accounting policy disclosures. These amendments are applicable for annual periods beginning on or after January 1, 2023. These amendments, which we adopted as of such date, had no material impact and will be reflected in our annual 2023 consolidated financial statements.

Definition of accounting estimates (Amendments to IAS 8)

In February 2021, the IASB issued Definition of accounting estimates (Amendments to IAS 8) to clarify the distinction between accounting policies and accounting estimates. The amendments are effective for reporting periods beginning on or after January 1, 2023. We adopted this standard as of January 1, 2023. The adoption of this standard had no material impact on our consolidated financial statements.

Deferred tax related to assets and liabilities arising from a single transaction (Amendments to IAS 12 Income Taxes)

In May 2021, the IASB issued Deferred tax related to assets and liabilities arising from a single transaction (Amendments to IAS 12 Income Taxes) to clarify how to account for deferred tax on transactions such as leases and decommissioning obligations. The amendments are effective for reporting periods beginning on or after January 1, 2023. We adopted this standard as of January 1, 2023. The adoption of this standard had no material impact on our consolidated financial statements.

International Tax Reform — Pillar Two Model Rules (Amendments to IAS 12 Income Taxes)

In May 2023, the IASB issued amendments to IAS 12 to give entities temporary mandatory relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Development’s international tax reform. The amendments became effective upon issuance, except for certain disclosure requirements which are effective for annual reporting periods beginning on or after January 1, 2023. We adopted the required amendments in May 2023, and have applied the mandatory temporary exception to recognizing and disclosing information related to Pillar Two income taxes. We are currently in the process of evaluating the impact of the Pillar Two Model Rules on our consolidated financial statements.

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts. IFRS 17 replaces IFRS 4 and sets out principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of IFRS 17. This standard is effective for reporting periods beginning on or after January 1, 2023. We adopted this standard as of January 1, 2023. The adoption of this standard had no material impact on our consolidated financial statements.

3.           SEGMENT AND CUSTOMER REPORTING

Segments:

Celestica delivers innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market,

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
and is comprised of our Aerospace and Defense (A&D), Industrial, HealthTech and Capital Equipment businesses. Our CCS segment consists of our Communications and Enterprise (servers and storage) end markets. See note 25 to our 2022 AFS for a description of the businesses that comprise our segments. Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). Segment income is defined as a segment’s net revenue less its cost of sales and its allocable portion of selling, general and administrative expenses and research and development expenses (collectively, Segment Costs). Identifiable Segment Costs are allocated directly to the applicable segment while other Segment Costs, including indirect costs and certain corporate charges, are allocated to our segments based on an analysis of the relative usage or benefit derived by each segment from such costs. Segment income excludes finance costs (defined in note 6), employee stock-based compensation (SBC) expense, fair value adjustments (TRS FVAs) related to our total return swap agreement (TRS Agreement) executed in December 2022 (commencing in the first quarter of 2023 (Q1 2023)), amortization of intangible assets (excluding computer software), and other charges, net of recoveries (the components of which are described in note 8), as these costs and charges are managed and reviewed by our Chief Executive Officer at the company level. Although segment income and segment margin are used to evaluate the performance of our segments, we may incur operating costs in one segment that may also benefit the other segment. Our accounting policies for segment reporting are the same as those applied to Celestica as a whole.

Information regarding the performance of our reportable segments is set forth below:

Revenue by segment:	Three months ended September 30				Nine months ended September 30
	2022		2023		2022		2023
		% of total		% of total		% of total		% of total
ATS	$765.5	40%	$859.4	42%	$2,157.5	41%	$2,516.9	43%
CCS	1,157.8	60%	1,183.9	58%	3,049.9	59%	3,303.6	57%
Communications end market revenue as a % of total revenue		42%		36%		40%		34%
Enterprise end market revenue as a % of total revenue		18%		22%		19%		23%
Total	$1,923.3		$2,043.3		$5,207.4		$5,820.5

Segment income, segment margin, and reconciliation of segment income to IFRS earnings before income taxes:		Three months ended September 30				Nine months ended September 30
	Note	2022		2023		2022		2023
			Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment income and margin		$38.0	5.0%	$42.1	4.9%	$104.7	4.9%	$118.6	4.7%
CCS segment income and margin		60.2	5.2%	73.6	6.2%	145.5	4.8%	198.9	6.0%
Total segment income		98.2		115.7		250.2		317.5
Reconciling items:
Finance costs	6	17.5		18.3		40.4		62.1
Employee SBC expense		9.0		12.9		36.8		45.8
TRS FVAs (gains)	10	—		(29.4)		—		(34.2)
Amortization of intangible assets (excluding computer software)		9.2		9.2		27.8		27.6
Other charges, net of recoveries	8	1.6		5.6		3.9		13.7
IFRS earnings before income taxes		$60.9		$99.1		$141.3		$202.5

Customers:

One customer (in our CCS segment) individually represented 10% or more of total revenue in Q3 2023 (23%) and YTD 2023 (19%). Two customers (each in our CCS segment) individually represented 10% or more of total revenue (14% and 12%) in the third quarter of 2022 (Q3 2022). One customer (in our CCS segment) individually represented 10% or more of total revenue (11%) in the first nine months of 2022 (YTD 2022).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Seasonality:

From time to time, we experience some level of seasonality in our quarterly revenue patterns across certain of our businesses. Typically, revenue from our Enterprise end market decreases in the first quarter of the year compared to the previous quarter, and then increases in the second quarter, reflecting an increase in customer demand. We also typically experience our lowest overall revenue levels during the first quarter of each year. There can be no assurance that these patterns will continue. The addition of new customers has also introduced different demand cycles from our existing customers, creating more volatility and unpredictability in our revenue patterns. These and other factors make it difficult to isolate the impact of seasonality on our business.

4.             ACCOUNTS RECEIVABLE

Accounts receivable (A/R) sales program and supplier financing programs (SFPs):
We are party to an A/R sales program agreement with a third-party bank to sell up to $450.0 (as amended at the end of March 2023 to increase the prior limit of $405.0) in A/R on an uncommitted, revolving basis, subject to pre-determined limits by customer. This agreement provides for automatic annual one-year extensions, and may be terminated at any time by the bank or by us upon 3 months’ prior notice, or by the bank upon specified defaults. Under our A/R sales program, we continue to collect cash from our customers and remit amounts collected to the bank weekly.

As of September 30, 2023, we participate in three customer SFPs, pursuant to which we sell A/R from the relevant customer to third-party banks on an uncommitted basis. The SFPs have an indefinite term and may be terminated at any time by the customer or by us upon specified prior notice. Under our SFPs, the third-party banks collect the relevant A/R directly from these customers.

At September 30, 2023, we sold $66.5 of A/R (December 31, 2022 — $245.6) under our A/R sales program, and $92.5 of A/R (December 31, 2022 — $105.6) under the SFPs. The A/R sold under each of these programs are de-recognized from our A/R balance at the time of sale, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the A/R to the banks. A/R are sold net of discount charges, which are recorded as finance costs in our consolidated statement of operations.

Contract assets:

At September 30, 2023, our A/R balance included $234.0 (December 31, 2022 — $292.9) of contract assets recognized as revenue in accordance with our revenue recognition accounting policy.

5.             INVENTORIES
We record inventory write-downs, net of valuation recoveries, in cost of sales. Inventories are valued at the lower of cost and net realizable value. Inventory write-downs reflect the write-down of inventory to its net realizable value. Valuation recoveries primarily reflect gains on the disposition of previously written-down inventory and recoveries reflecting current and forecasted usage. We recorded net inventory write-downs of $17.1 and $40.4 for Q3 2023 and YTD 2023, respectively (Q3 2022 — $8.4; YTD 2022 — $16.6). The accounting treatment of inventories destroyed in a fire event in June 2022 is described in note 12.

We receive cash deposits from certain of our customers primarily to help mitigate the impact of high inventory levels carried due to the current constrained materials environment, and to reduce risks related to excess and/or obsolete inventory. Such deposits as of September 30, 2023 totaled $874.8 (December 31, 2022 — $825.6), and were recorded in accrued and other current liabilities on our consolidated balance sheet.

6.          CREDIT FACILITIES AND LEASE OBLIGATIONS

We are party to a credit agreement (Credit Facility) with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, which includes a term loan in the original principal amount of $350.0 (Initial Term Loan), a term loan in the

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
original principal amount of $365.0 (Incremental Term Loan), and a $600.0 revolving credit facility (Revolver). The Initial Term Loan and the Incremental Term Loan are collectively referred to as the Term Loans.

The Initial Term Loan matures in June 2025. The Incremental Term Loan and the Revolver each mature in March 2025, unless either (i) the Initial Term Loan has been prepaid or refinanced or (ii) commitments under the Revolver are available and have been reserved to repay the Initial Term Loan in full, in which case the Incremental Term Loan and Revolver each mature in December 2026.

The Credit Facility has an accordion feature that allows us to increase the Term Loans and/or commitments under the Revolver by $150.0, plus an unlimited amount to the extent that a specified leverage ratio on a pro forma basis does not exceed specified limits, in each case on an uncommitted basis and subject to the satisfaction of certain terms and conditions.

On June 14, 2023 (effective for all new interest periods for existing borrowings and all new borrowings as of such date), we amended our Credit Facility (June 2023 Amendments) to replace LIBOR with the term Secured Overnight Financing Rate (SOFR) plus 0.1% (Adjusted Term SOFR). The June 2023 Amendments did not have a significant impact on our Q3 2023 Interim Financial Statements. Borrowings under the Revolver currently bear interest, depending on the currency of the borrowing and our election for such currency, at: (i) Adjusted Term SOFR, (ii) Base Rate, (iii) Canadian Prime, (iv) an Alternative Currency Daily Rate, or (v) an Alternative Currency Term Rate (each as defined in the Credit Facility) plus a specified margin. The margin for borrowings under the Revolver and the Incremental Term Loan ranges from 1.50% — 2.25% for Adjusted Term SOFR borrowings and Alternative Currency borrowings, and between 0.50% — 1.25% for Base Rate and Canadian Prime borrowings, in each case depending on the rate we select and our consolidated leverage ratio (as defined in the Credit Facility). Commitment fees range between 0.30% and 0.45% depending on our consolidated leverage ratio. As of September 30, 2023, the Initial Term Loan bears interest at Adjusted Term SOFR plus 2.125%, and the Incremental Term Loan bears interest at Adjusted Term SOFR plus 1.75%.

The Incremental Term Loan requires quarterly principal repayments of $4.5625, and each of the Term Loans requires a lump sum repayment of the remainder outstanding at maturity. The Initial Term Loan required quarterly principal repayments of $0.875, all of which have been paid in prior years. We are also required to make annual prepayments of outstanding obligations under the Credit Facility (applied first to the Term Loans, then to the Revolver, in the manner set forth in the Credit Facility) ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow for the prior fiscal year. No prepayments based on 2022 excess cash flow will be required in 2023. In addition, prepayments of outstanding obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (including proceeds from the disposal of certain assets). No Credit Facility prepayments based on 2022 net cash proceeds will be required in 2023. Any outstanding amounts under the Revolver are due at maturity.

Activity under our Credit Facility during 2022 and YTD 2023 is set forth below:

	Revolver (1)	Term loans
Outstanding balances as of December 31, 2021	$—	$660.4
Amount repaid in Q1 2022(2)	—	(4.5625)
Amount repaid in Q2 2022(2)	—	(4.5625)
Amount repaid in Q3 2022(2)	—	(4.5625)
Amount repaid in Q4 2022(3)	—	(19.5625)
Outstanding balances as of December 31, 2022	$—	$627.2
Amount repaid in Q1 2023(2)	—	(4.5625)
Amount repaid in Q2 2023(2)	—	(4.5625)
Amount repaid in Q3 2023(2)	—	(4.5625)
Outstanding balances as of September 30, 2023	$—	$613.4
(1)    In addition to the activity described in this table, we have drawn on the Revolver for short term borrowings from time-to-time during the periods set forth above and repaid such borrowings in full within the quarter borrowed, with no impact to the amounts outstanding at the relevant quarter-end. Such intra-quarter borrowings and repayments are excluded from this table.
(2)    Represents the scheduled quarterly principal repayment under the Incremental Term Loan.
(3)    Represents the scheduled quarterly principal repayment under the Incremental Term Loan and a $15.0 voluntary prepayment under the Initial Term Loan.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

At September 30, 2023 and December 31, 2022, we were in compliance with all restrictive and financial covenants under the Credit Facility.

The following tables set forth, at the dates shown: outstanding borrowings under the Credit Facility, excluding ordinary course letters of credit (L/Cs); notional amounts under our interest rate swap agreements; and outstanding lease obligations:

	Outstanding borrowings		Notional amounts under interest rate swaps (note 10)
	December 31 2022	September 30 2023	December 31 2022	September 30 2023
Borrowings under the Revolver	$—	$—	$—	$—
Borrowings under term loans:
Initial Term Loan	$280.4	$280.4	$100.0	$100.0
Incremental Term Loan	346.8	333.0	230.0	230.0
Total	$627.2	$613.4	$330.0	$330.0
Total borrowings under Credit Facility	$627.2	$613.4
Unamortized debt issuance costs related to our term loans (1)	(3.5)	(2.7)
Lease obligations(2)	162.4	179.6
	$786.1	$790.3
Total Credit Facility and lease obligations:
Current portion	$52.2	$51.2
Long-term portion	733.9	739.1
	$786.1	$790.3
(1)We incur debt issuance costs upon execution of, subsequent security arrangements under, and amendments to the Credit Facility. Debt issuance costs incurred in Q3 2023 and YTD 2023 in connection with our Revolver totaling nil and $0.2 respectively (Q3 2022 and YTD 2022 — nil and $0.3 respectively) were deferred as other assets on our consolidated balance sheet and are amortized on a straight line basis over the remaining term of the Revolver. Debt issuance costs incurred in Q3 2023 and YTD 2023 in connection with our Term Loans totaling nil and $0.2 respectively (Q3 2022 and YTD 2022 — nil and $0.3 respectively) were deferred as long-term debt on our consolidated balance sheet and are amortized over their respective terms using the effective interest rate method.
(2)These lease obligations represent the present value of unpaid lease payment obligations recognized as liabilities as of December 31, 2022 and September 30, 2023, respectively, which have been discounted using our incremental borrowing rate on the lease commencement dates. In addition to these lease obligations, we have commitments under real property leases in Richardson, Texas and in Toronto, Canada not recognized as liabilities as of September 30, 2023 because such leases had not yet commenced as of such date. A description of these leases and minimum lease obligations thereunder are disclosed in note 24 to the 2022 AFS. In Q3 2023, we subleased a portion of the space under the Toronto lease. See note 8 below.

The following table sets forth, at the dates shown, information regarding outstanding L/Cs, surety bonds and overdraft facilities:

	December 31 2022	September 30 2023
Outstanding L/Cs under the Revolver	$18.0	$10.5
Outstanding L/Cs and surety bonds outside the Revolver	23.8	16.0
Total	$41.8	$26.5
Available uncommitted bank overdraft facilities	$198.5	$198.5
Amounts outstanding under available uncommitted bank overdraft facilities	$—	$—

Finance costs consist of interest expense and fees related to our Credit Facility (including debt issuance and related amortization costs), our interest rate swap agreements, our TRS Agreement, our A/R sales program and the SFPs, and interest expense on our lease obligations, net of interest income earned.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

7.            CAPITAL STOCK AND RELATED PARTY TRANSACTIONS

Secondary Offerings by Onex Corporation (Onex):

In connection with two underwritten secondary public offerings by Onex, our then-controlling shareholder, completed in June 2023 (June Secondary Offering) and August 2023 (August Secondary Offering), we issued approximately 11.8 million SVS and approximately 6.8 million SVS, respectively, in each case upon conversion of an equivalent number of our multiple voting shares (MVS). Each of the June Secondary Offering and the August Secondary Offering had nil impact on our aggregate capital stock amount.
Prior to the August Secondary Offering, Onex beneficially owned, controlled, or directed, directly or indirectly, all of our issued and outstanding MVS. Accordingly, Onex had the ability to exercise significant influence over our business and affairs and generally had the power to determine all matters submitted to a vote of our shareholders where the SVS and MVS vote together as a single class. Mr. Gerald Schwartz, the Chairman of the Board of Onex, indirectly owns shares representing the majority of the voting rights of the shares of Onex. However, as a result of the August Secondary Offering, we have no MVS outstanding and Onex is no longer our controlling shareholder.
Prior to September 3, 2023, we were party to a services agreement (Services Agreement) with Onex for the services of Mr. Tawfiq Popatia, an officer of Onex, as a director of Celestica, pursuant to which Onex received compensation for such services. The Services Agreement terminated automatically on September 3, 2023. In accordance with the provisions of the Services Agreement, we paid Onex approximately $9.2 in cash on October 18, 2023 to settle Onex’s outstanding deferred share units (DSUs). Mr. Popatia resigned from our Board on September 3, 2023.
SVS Repurchase Plans:
In recent years, we have repurchased SVS in the open market, or as otherwise permitted, for cancellation through normal course issuer bids (NCIBs), which allow us to repurchase a limited number of SVS during a specified period. The maximum number of SVS we are permitted to repurchase for cancellation under each NCIB is reduced by the number of SVS we arrange to be purchased by any non-independent broker in the open market during the term of such NCIB to satisfy delivery obligations under our SBC plans. We from time-to-time enter into automatic share purchase plans (ASPPs) with a broker, instructing the broker to purchase our SVS in the open market on our behalf, either for cancellation under an NCIB (NCIB ASPPs) or for delivery obligations under our SBC plans (SBC ASPPs), including during any applicable trading blackout periods, up to specified maximums (and subject to certain pricing and other conditions) through the term of each ASPP.

On December 2, 2021, the TSX accepted our notice to launch an NCIB (2021 NCIB), which allowed us to repurchase, at our discretion, from December 6, 2021 until the earlier of December 5, 2022 or the completion of purchases thereunder, up to approximately 9.0 million of our SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. In each of December 2021 and June 2022, we entered into an NCIB ASPP, each of which has since expired. We accrued $7.5 at December 31, 2021, representing the estimated contractual maximum number of permitted SVS repurchases (Contractual Maximum Quantity) under the December 2021 NCIB ASPP (0.7 million SVS), which was reversed in YTD 2022. In September 2022, we entered into an NCIB ASPP, which was effective during October 2022. We accrued $5.0 as of September 30, 2022, representing the contractual maximum spend for SVS repurchases under the September 2022 NCIB ASPP (September 2022 NCIB Accrual). In each of December 2021 and May 2022, we entered into an SBC ASPP, each of which has since expired. We accrued $33.8 at December 31, 2021, representing the estimated Contractual Maximum Quantity (3.0 million SVS) under the December 2021 SBC ASPP, which was reversed in YTD 2022. No such accrual was recorded at September 30, 2022.

On December 8, 2022, the TSX accepted our notice to launch another NCIB (2022 NCIB), which allows us to repurchase, at our discretion, from December 13, 2022 until the earlier of December 12, 2023 or the completion of purchases thereunder, up to approximately 8.8 million of our SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. As of September 30, 2023, approximately 6.3 million SVS remain available for repurchase under the 2022 NCIB. In each of December 2022 and February 2023, we entered into an NCIB ASPP, each of which has since expired. There was no NCIB ASPP accrual at December 31, 2022 or September 30, 2023. In each of May 2023 and June 2023, we entered into an SBC ASPP, each of which has since expired. In September 2023, we entered into three SBC ASPPs (the September 2023 SBC

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
ASPPs). In connection with one of the September 2023 SBC ASPPs, we recorded an accrual of $6.5 as of September 30, 2023 (September 2023 SBC Accrual), representing the Contractual Maximum Quantity (0.3 million SVS) thereunder.

SVS repurchased in Q3 2023, YTD 2023 and the respective prior year periods for cancellation and for SBC plan delivery obligations (including under ASPPs) are set forth in the chart below.

SVS repurchases:

	Three months ended September 30		Nine months ended September 30
	2022	2023	2022	2023
Aggregate cost(1) of SVS repurchased for cancellation(2)	$5.0	$—	$22.6	$25.6
Number of SVS repurchased for cancellation (in millions)(3)	0.5	—	2.2	2.2
Weighted average price per share for repurchases	$9.86	$—	$10.58	$11.80
Aggregate cost(1) of SVS repurchased for delivery under SBC plans(4) (see below)	$—	$42.0	$44.9	$47.2
Number of SVS repurchased for delivery under SBC plans (in millions)(5)	—	2.0	3.9	2.4
(1)Includes transaction fees.
(2)For Q3 2022 and YTD 2022, excludes the $5.0 September 2022 NCIB Accrual.
(3)For Q3 2023 and YTD 2023, includes nil and 0.9 million NCIB ASPP purchases of SVS for cancellation, respectively. For Q3 2022 and YTD 2022, includes 0.5 million and 1.7 million NCIB ASPP purchases of SVS for cancellation, respectively.
(4)For Q3 2023 and YTD 2023, excludes the $6.5 September 2023 SBC Accrual.
(5)For each period, consists entirely of SBC ASPP purchases through an independent broker.

SBC:

From time to time, we pay cash to a broker to purchase SVS in the open market to satisfy delivery requirements under our SBC plans. At September 30, 2023, the broker held 2.5 million SVS with a value of $48.3 (December 31, 2022 — 1.5 million SVS with a value of $16.7) for this purpose, which we report as treasury stock on our consolidated balance sheet. We used 1.4 million SVS held by the broker (including additional SVS purchased during YTD 2023) to settle SBC awards during YTD 2023.

We grant restricted share units (RSUs) and performance share units (PSUs), and from time-to-time stock options, to employees under our SBC plans. The majority of RSUs vest one-third per year over a three-year period. Stock options generally vest 25% per year over a four-year period. The number of outstanding PSUs that will actually vest varies from 0% to 200% of a target amount granted. For PSUs granted in 2020, 2021 and 2022, the number of PSUs that vested (or will vest) are based on the level of achievement of a pre-determined non-market performance measurement in the final year of the relevant three-year performance period, subject to modification by each of a separate pre-determined non-market financial target, and our relative total shareholder return (TSR), a market performance condition, compared to a pre-defined group of companies, in each case over the relevant three-year performance period. For PSUs granted in 2023, the number of PSUs that will vest are based on the level of achievement of a different predetermined non-market performance measurement, subject to modification by our relative TSR compared to a pre-defined group of companies, in each case over the relevant three-year performance period. We also grant DSUs and RSUs (under specified circumstances) to directors as compensation under our Directors' Share Compensation Plan. See note 2(l) to the 2022 AFS for further detail.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
Information regarding RSU, PSU and DSU grants to employees and directors, as applicable, for the periods indicated is set forth below (no stock options were granted in the periods below):

	Three months ended September 30		Nine months ended September 30
	2022	2023	2022	2023
RSUs Granted:
Number of awards (in millions)	0.1	0.1	2.0	2.0
Weighted average grant date fair value per unit	$10.43	$22.11	$12.21	$13.03

PSUs Granted:
Number of awards (in millions, representing 100% of target)	—	0.01	1.3	1.3
Weighted average grant date fair value per unit	$—	$24.89	$14.27	$15.06

DSUs Granted:
Number of awards (in millions)	0.03	0.01	0.09	0.07
Weighted average grant date fair value per unit	$8.41	$24.52	$9.80	$15.84

In Q1 2023, we settled a portion of RSUs and PSUs that vested during the quarter with a cash payment of $49.8.
In December 2022, we entered into the TRS Agreement to manage cash flow requirements and our exposure to fluctuations in the share price of our SVS in connection with the settlement of certain outstanding equity awards under our SBC plans. In September 2023, we terminated a portion of the TRS Agreement by reducing the notional amount thereunder by 0.5 million SVS. See note 10 for further detail.

Information regarding employee and director SBC expense and TRS FVAs for the periods indicated is set forth below:

	Three months ended September 30		Nine months ended September 30
	2022	2023	2022	2023
Employee SBC expense in cost of sales	$3.8	$5.1	$14.7	$18.4
Employee SBC expense in SG&A	5.2	7.8	22.1	27.4
Total employee SBC expense	$9.0	$12.9	$36.8	$45.8

TRS FVAs (gains) in cost of sales	$—	$(11.8)	$—	$(13.8)
TRS FVAs (gains) in SG&A	—	(17.6)	—	(20.4)
Total TRS FVAs (gains)	$—	$(29.4)	$—	$(34.2)

Combined effect of employee SBC expense and TRS FVAs	$9.0	$(16.5)	$36.8	$11.6

Director SBC expense in SG&A(1)	$0.5	$0.6	$1.6	$1.8
(1) Expense consists of director compensation to be settled with SVS, or SVS and cash, as elected by each director.

8.             OTHER CHARGES, NET OF RECOVERIES

	Three months ended September 30		Nine months ended September 30
	2022	2023	2022	2023
Restructuring charges, net of recoveries (a)	$1.6	$0.3	$5.6	$9.8
Transition Costs (Recoveries) (b)	—	3.9	(2.1)	3.9
Acquisition Costs (c)	—	0.6	0.4	0.9
Other costs (recoveries) (d)	—	0.8	—	(0.9)
	$1.6	$5.6	$3.9	$13.7

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
(a)    Restructuring:

Our restructuring activities for Q3 2023 and YTD 2023 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies.

We recorded cash restructuring charges of $1.3 and $7.9 in Q3 2023 and YTD 2023, respectively, primarily for employee termination costs, offset in part by cash restructuring recoveries of $0.5 in Q3 2023 and YTD 2023 related to sales of surplus equipment. We recorded non-cash restructuring charges of nil and $2.9 in Q3 2023 and YTD 2023, respectively, consisting primarily of accelerated depreciation of equipment, building improvements and right-of-use (ROU) assets related to disengaging programs and vacated properties. We recorded non-cash restructuring recoveries of $0.5 in Q3 2023 and YTD 2023, which resulted from certain sublet recoveries that were higher than the carrying value of the related leases. At September 30, 2023, our restructuring provision was $4.1 (December 31, 2022 — $5.8), which we recorded in the current portion of provisions on our consolidated balance sheet.

We recorded cash restructuring charges of $1.6 and $4.7 in Q3 2022 and YTD 2022, respectively, consisting primarily of employee termination costs. We recorded nil non-cash restructuring charges in Q3 2022, and $0.9 of such charges in YTD 2022, consisting primarily of the accelerated depreciation of: (i) assets related to disengaging programs in the first quarter of 2022 (Q1 2022); and (ii) ROU assets in connection with vacated properties in the second quarter of 2022.

(b)    Transition Costs (Recoveries):

Transition Costs consist of costs recorded in connection with: (i) the transfer of manufacturing lines from closed sites to other sites within our global network; (ii) the sale of real properties unrelated to restructuring actions (Property Dispositions) and (iii) with respect to Q3 2023 and YTD 2023, the Purchaser Lease Charge (defined below). Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use and other costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations, transfers and dispositions. Transition Recoveries consist of any gains recorded in connection with Property Dispositions.

In connection with our March 2019 Toronto real property sale, we treated associated relocation and duplicate costs as Transition Costs. As part of such sale, we entered into a 10-year lease with the purchaser of such property for our then-anticipated headquarters, to be built by such purchaser on the site of our former location (Purchaser Lease). However, as previously disclosed, we were informed that due to construction issues, the commencement date of the Purchaser Lease would be delayed beyond the prior target of May 2023. As a result, in November 2022, we extended (on a long-term basis) the lease on our current corporate headquarters. Subsequently, we were informed that the Purchaser Lease would commence in June 2024. In Q3 2023, we executed a sublease for a portion of the space under the Purchaser Lease. Consistent with our prior treatment of duplicate costs incurred as a result of our 2019 Toronto real property sale, we recorded Transition Costs of $3.9 (Purchaser Lease Charge) in Q3 2023 and YTD 2023, representing the excess of rental expenses under the Purchaser Lease (with respect to the subleased space) over anticipated rental recoveries under the sublease. See note 24 to the 2022 AFS for a description of our lease obligations under the Purchaser Lease.

We incurred nil Transition Recoveries in Q3 2023 or YTD 2023. We incurred no Transition Costs in Q3 2022 and $1.5 of Transition Costs in YTD 2022, related primarily to the disposal of assets reclassified as held for sale in Q1 2022. We recorded no Transition Recoveries in Q3 2022 and $3.6 of Transition Recoveries in YTD 2022, reflecting the gain on the disposal of such assets held for sale.

(c)    Acquisition Costs:

We incur consulting, transaction and integration costs relating to potential and completed acquisitions. We also incur charges or releases related to the subsequent re-measurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with acquisitions, when applicable. Collectively, these costs, charges and releases are referred to as Acquisition Costs (Recoveries).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
We recorded Acquisition Costs of $0.6 in Q3 2023 and $0.9 in YTD 2023 related to potential acquisitions (Q3 2022 — nil; YTD 2022 — $0.4, related to the acquisition of PCI Private Limited in November 2021).

(d)    Other costs (recoveries):

Substantially all of other costs in Q3 2023 consisted of fees and expenses of the August Secondary Offering. Other costs (recoveries) in YTD 2023 consisted of legal recoveries of $2.7 in connection with the settlement of class action lawsuits (for component parts purchased in prior periods) in which we were a plaintiff, offset in part by an aggregate of $1.8 of costs, substantially all of which consisted of fees and expenses of the June Secondary Offering and August Secondary Offering (see note 7).

9.         INCOME TAXES

Our income tax expense or recovery for each quarter is determined by multiplying the earnings or losses before tax for such quarter by management’s best estimate of the weighted-average annual income tax rate expected for the full year, taking into account the tax effect of certain items recognized in the interim period. As a result, the effective income tax rates used in our interim financial statements may differ from management’s estimate of the annual effective tax rate for the annual financial statements. Our estimated annual effective income tax rate varies as the quarters progress, for various reasons, including as a result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believes it is not probable that future taxable profit will be available against which tax losses and deductible temporary differences could be utilized. Our annual effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.
Our Q3 2023 net income tax expense of $18.9 included a $3.5 tax expense arising from taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Asian subsidiaries (Repatriation Expense). Our YTD 2023 net income tax expense of $42.1 included a $6.8 Repatriation Expense, partially offset by the favorable impact of $5.5 in reversals of tax uncertainties in one of our Asian subsidiaries. Taxable foreign exchange impacts were not significant in Q3 2023 or YTD 2023.

Our Q3 2022 net income tax expense of $15.2 included an adverse $2.0 taxable foreign exchange impact arising from the weakening of the Chinese renminbi relative to the U.S. dollar, our functional currency (Currency Impact). The withholding tax of $5.0 associated with the repatriation of undistributed earnings from one of our Chinese subsidiaries in Q3 2022 (realized as current tax) was offset by the reversal of previously accrued deferred taxes from the then-anticipated repatriation of such undistributed earnings. Our YTD 2022 net income tax expense of $38.2 was favorably impacted by $4.9 in reversals of tax uncertainties in one of our Asian subsidiaries, offset in part by an adverse $2.2 Currency Impact.

10.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, A/R, and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities, the Term Loans, borrowings under the Revolver, lease obligations, and derivatives.

Equity price risk:

In December 2022, we entered into the TRS Agreement with a third-party bank with respect to a notional amount of 3.0 million of our SVS (Notional Amount) to manage our cash flow requirements and exposure to fluctuations in the price of our SVS in connection with the settlement of certain outstanding equity awards under our SBC plans. The counterparty under the TRS Agreement is obligated to make a payment to us upon its termination (in whole or in part) or expiration (Settlement) based on the increase (if any) in the value of the TRS (as defined in the TRS Agreement) over the agreement’s term, in exchange for periodic payments made by us based on the counterparty’s SVS purchase costs and SOFR plus a specified margin. Similarly, if the value of the TRS (as defined in the TRS Agreement) decreases over the term of the TRS Agreement, we are obligated to pay the counterparty the amount of such decrease upon Settlement. The change in value of the TRS is determined by comparing the average amount realized by the counterparty upon the disposition of purchased SVS to the average amount paid for such

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
SVS. By the end of Q1 2023, the counterparty had acquired the entire Notional Amount at a weighted average price of $12.73 per share. The TRS Agreement provides for automatic annual one-year extensions (subject to specified conditions), and may be terminated by either party at any time. In September 2023, we terminated a portion of the TRS Agreement by reducing the Notional Amount by 0.5 million SVS. We received $5.0 from the counterparty in connection therewith, which was recorded in cash provided by financing activities in our consolidated statement of cash flows. The TRS does not qualify for hedge accounting. As of September 30, 2023, the fair value of the TRS Agreement was an unrealized gain of $29.2, which we recorded in other current assets on our consolidated balance sheet. TRS FVAs (representing the change of fair value of TRS) are recognized in our consolidated statement of operations each quarter. See note 7 for TRS FVAs in Q3 2023 and YTD 2023.

Interest rate risk:

Borrowings under the Credit Facility expose us to interest rate risk due to the potential variability of market interest rates. In order to partially hedge against our exposure to interest rate variability on our Term Loans, we have entered into various agreements with third-party banks to swap the variable interest rate with a fixed rate of interest for a portion of the borrowings under our Term Loans. At September 30, 2023, we had: (i) interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings that expire in June 2024 (Initial Swaps); (ii) interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings (and any subsequent term loans replacing the Initial Term Loan), for which the cash flows commence upon the expiration of the Initial Swaps and continue through December 2025; (iii) interest rate swaps hedging the interest rate risk associated with $100.0 of outstanding borrowings under the Incremental Term Loan that expire in December 2023 (Incremental Swaps); (iv) interest rate swaps hedging the interest rate risk associated with $100.0 of our Incremental Term Loan borrowings, for which the cash flows commence upon the expiration of the Incremental Swaps and continue through December 2025; and (v) interest rate swaps hedging the interest rate risk associated with an additional $130.0 of our Incremental Term Loan borrowings that expire in December 2025 (Additional Incremental Swaps). We have an option to cancel up to $50.0 of the notional amount of the Additional Incremental Swaps from January 2024 through October 2025.

We amended our Credit Facility in June 2023 to replace LIBOR with Adjusted Term SOFR. See note 6. In June 2023, all of our interest rate swap agreements were similarly amended. None of these amendments (individually or in the aggregate) had a significant impact on our Q3 2023 Interim Financial Statements. We continue to apply hedge accounting to our interest rate swaps.

At September 30, 2023, the interest rate risk related to $283.4 of borrowings under the Credit Facility was unhedged, consisting of unhedged amounts outstanding under the Term Loans ($180.4 under the Initial Term Loan and $103.0 under the Incremental Term Loan), and no amounts outstanding (other than ordinary course L/Cs) under the Revolver. See note 6.

At September 30, 2023, the fair value of our interest rate swap agreements was an unrealized gain of $20.0 (December 31, 2022 — an unrealized gain of $18.7), which we recorded in other current assets and other non-current assets on our consolidated balance sheet. The unrealized portion of the change in fair value of the swaps is recorded in other comprehensive income (loss) (OCI). The realized portion of the change in fair value of the swaps is released from accumulated OCI and recognized under finance costs in our consolidated statement of operations when the hedged interest expense is recognized.

Currency risk:

The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes could have a material effect on our business, financial performance and financial condition.

Our major currency exposures at September 30, 2023 are summarized in U.S. dollar equivalents in the following table. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at September 30, 2023.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

	Canadian dollar	Euro	Thai baht	Chinese renminbi	Mexican peso
Cash and cash equivalents	$0.8	$13.9	$1.4	$11.7	$0.5
Accounts receivable	0.2	64.3	—	24.4	—
Income taxes and value-added taxes receivable	16.4	0.5	1.3	2.5	59.6
Other financial assets	—	2.5	0.3	0.2	2.0
Pension and non-pension post-employment liabilities	(48.5)	(0.8)	(18.7)	(0.7)	(4.8)
Income taxes and value-added taxes payable	(2.0)	(1.3)	—	(9.1)	(12.5)
Accounts payable and certain accrued and other liabilities and provisions	(76.7)	(40.3)	(37.9)	(38.9)	(19.0)
Net financial assets (liabilities)	$(109.8)	$38.8	$(53.6)	$(9.9)	$25.8

We enter into foreign currency forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge the exposures of our monetary assets and liabilities denominated in foreign currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates.

At September 30, 2023, we had foreign currency forwards and swaps to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars (1)	Maximum period in months	Fair value gain (loss)
Canadian dollar	$206.3	$0.75	12	$(3.3)
Thai baht	154.3	0.03	12	(8.4)
Malaysian ringgit	123.1	0.22	12	(4.4)
Mexican peso	87.7	0.05	12	2.0
British pound	3.5	1.24	4	0.1
Chinese renminbi	30.0	0.14	12	(0.8)
Euro	63.2	1.08	12	2.2
Romanian leu	40.9	0.22	12	(0.4)
Singapore dollar	26.0	0.75	12	(0.5)
Japanese yen	4.6	0.0069	4	0.2
Korean won	3.9	0.0008	4	0.1
Total	$743.5			$(13.2)

Fair values of outstanding foreign currency forward and swap contracts related to effective cash flow hedges where we applied hedge accounting				(12.3)
Fair values of outstanding foreign currency forward and swap contracts related to economic hedges where we record the changes in the fair values of such contracts through our consolidated statement of operations				(0.9)
				$(13.2)
(1)Represents the U.S. dollar equivalent (not in millions) of one unit of the foreign currency, weighted based on the notional amounts of the underlying foreign currency forward and swap contracts outstanding as at September 30, 2023.
At September 30, 2023, the aggregate fair value of our outstanding contracts was a net unrealized loss of $13.2 (December 31, 2022 — net unrealized gain of $5.2), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date. At September 30, 2023, we recorded $8.6 of derivative assets in other current assets and $21.8 of derivative liabilities in accrued and other current liabilities (December 31, 2022 — $18.9 of derivative assets in other current assets and $13.7 of derivative liabilities in accrued and other current liabilities).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Credit risk:

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance continues to be relatively low. We are in regular contact with our customers, suppliers and logistics providers, and have not experienced significant counterparty credit-related non-performance in 2022 or YTD 2023. However, if a key supplier (or any company within such supplier's supply chain) or customer fails to comply with their contractual obligations, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign currency exchange contracts and swaps, interest rate swaps, or annuities for our pension plans, or which is a counterparty to our TRS Agreement, defaults on their contractual obligations. With respect to our financial market activities, we have adopted a policy of dealing only with counterparties we deem to be creditworthy. No significant adjustments were made to our allowance for doubtful accounts during Q3 2023 or YTD 2023 in connection with our ongoing credit risk assessments.

Liquidity risk:

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk through maintenance of cash on hand and access to the various financing arrangements described in notes 4 and 6. We believe that cash flow from operating activities, together with cash on hand, cash from accepted sales of A/R, and borrowings available under the Revolver and potentially available under uncommitted intraday and overnight bank overdraft facilities, are sufficient to fund our currently anticipated financial obligations, and will remain available in the current environment. As our A/R sales program and SFPs are each uncommitted, however, there can be no assurance that any participant bank will purchase any of the A/R that we wish to sell.
11.         COMMITMENTS AND CONTINGENCIES

Litigation:

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes, and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, we believe that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

Taxes and Other Matters:

In the third quarter of 2021 (Q3 2021), the Romanian tax authorities issued a final assessment in the aggregate amount of approximately 31 million Romanian leu (approximately $7 at Q3 2023 period-end exchange rates), for additional income and value-added taxes for one of our Romanian subsidiaries for the 2014 to 2018 tax years. In order to advance our case to the appeals phase and reduce or eliminate potential interest and penalties, we paid the Romanian tax authorities the full amount assessed in Q3 2021 (without agreement to all or any portion of such assessment). We believe that our originally-filed tax return positions are in compliance with applicable Romanian tax laws and regulations, and intend to vigorously defend our position through all necessary appeals or other judicial processes.

The successful pursuit of assertions made by any government authority, including tax authorities, could result in our owing significant amounts of tax or other reimbursements, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and in excess of amounts accrued.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
12.        FIRE EVENT

In June 2022, a fire occurred at our Batam, Indonesia facility. The fire destroyed inventories and damaged a building and equipment located at the site. Our manufacturing operations at the site were briefly paused, but resumed in June 2022. In 2022, we wrote down inventories destroyed (approximately $94) and a building and equipment damaged (approximately $1) by the fire. We expect to fully recover our tangible losses pursuant to the terms and conditions of our insurance policies. In 2022 and YTD 2023, we recovered approximately $31 and $20 of our inventory losses through insurance proceeds, respectively. As of September 30, 2023, we recorded an estimated receivable of approximately $44 related to remaining anticipated insurance proceeds in other current assets on our consolidated balance sheet. The write-downs and the offsetting insurance receivable (in equivalent amounts) were each recorded in other charges in 2022, resulting in no net impact to 2022 net earnings. We determined that this event did not constitute an impairment review triggering event for the applicable CGU, and no impairments to our intangibles or goodwill were recorded in connection therewith in 2022 or YTD 2023.

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